

February 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     First Trust Exchange-Traded Fund VIII
        Issuer CIK:      0001667919
        Issuer File Number:      333-210186 / 811-23147
        Form Type:      8-A12B
        Filing Date:      February 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the FT Vest U.S. Equity Dual Directional Buffer ETF – February under the Exchange Act of 1934, subject to effective registration.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications